ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[redacted]

14007981

SEC
Mail Processing
Section
JUN 26 2014
Washington DC
402

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000—18392

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameriana 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ameriana Bancorp
2118 Bundy Avenue
New Castle, Indiana 47362-1048

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Ameriana 401(k) Plan

EIN 35-0377080 PN 001

Auditor's Report and Financial Statements

December 31, 2013 and 2012

Ameriana 401(k) Plan
December 31, 2013 and 2012

Contents

BKD LLP
CPAs & Advisors
201 N. Illinois Street, Suite 700 // P.O. Box 44998 // Indianapolis, IN 46244-0998
317.383.4000 // fax 317.383.4200 // bkd.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee
Ameriana 401(k) Plan
New Castle, Indiana

We have audited the accompanying statements of net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
June 26, 2014

Federal Employer Identification Number: 44-0160260

Ameriana 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

Assets

	2013	2012
Investments, at fair value	$ 7,899,267	$ 6,399,082
Receivables		
Notes receivable from participants	363,530	271,134
Accrued interest and dividends receivable	1,705	646
Net Assets Available for Plan Benefits	$ 8,264,502	$ 6,670,862

See Notes to Financial Statements

Ameriana 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions		
Investment Income		
Net appreciation in fair value of investments	$ 1,265,880	$ 786,868
Interest, dividends and capital gains	272,180	187,650
Net investment income	1,538,060	974,518
Interest Income From Notes Receivable From Participants	12,662	10,733
Contributions		
Participants	413,990	434,870
Employer	236,468	238,966
Rollovers	97,450	-
Other	5,255	-
	753,163	673,836
Total additions	2,303,885	1,659,087
Deductions		
Benefits paid to participants	673,757	1,117,178
Administrative expenses	36,488	10,521
Total deductions	710,245	1,127,699
Net Increase	1,593,640	531,388
Net Assets Available for Benefits, Beginning of Year	6,670,862	6,139,474
Net Assets Available for Benefits, End of Year	$ 8,264,502	$ 6,670,862

Ameriana 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 1: Description of the Plan

The following description of Ameriana 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

General

The Plan was effective April 1, 2008. Prior to this date, the Plan Sponsor participated in a multi-employer 401(k) plan. The Plan is a defined-contribution plan sponsored by Ameriana Bancorp (Company) for the benefit of its employees who have at least three months of service and are age 21 or older. The Plan is subject to the provisions of the *Employee Retirement Income Security Act of 1974* (ERISA). Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company is the trustee of the Plan.

The Plan consist of two components under IRS Code Section 401(a). One component (non-ESOP component) is intended to qualify as a profit-sharing plan that includes a qualified cash or deferred arrangement under IRS Code Section 401(k) and allows for participant-directed investments other than Company stock. The ESOP component is intended to qualify as a qualified stock bonus plan under Code Section 4975(e)(7) and includes Company stock as the primary investment. The ESOP component has not been utilized during 2013 or 2012.

Contributions

The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation, subject to the IRS imposed limits. Participants may also make Roth elective deferral contributions. Employee rollover and catch-up contributions are also permitted. The Plan is a safe harbor plan and the Company makes qualified matching contributions of 100% of employees' salary deferral amounts on the first 4% of employees' compensation. Company discretionary contributions, including ESOP employer contributions, are determined by the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his deferral contributions into any of the separate investment accounts and may change the allocation daily. Employer match contributions to the Plan are only invested in Company stock. Participants are limited to a 25% investment in Company stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in employer and voluntary contributions plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity. Participants may elect a hardship withdrawal if the participant displays an immediate and heavy financial need. In-service withdrawals are also available after the attainment of age 59 1/2.

Notes Receivable From Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The number of outstanding loans shall be limited to five per participant. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are generally repayable over a period of five years through payroll withholdings unless the participant is paying the loan in full. All loans bear a reasonable rate of interest as determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Notes receivable from participants are reported at the amortized principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan has not requested or obtained a determination letter, in which the Internal Revenue Service would state that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2010.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

Note 3: Investments

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	2013	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Participant-directed		
Mutual funds	$ 751,051	$ 6,489,057
Common stock	54,531	154,343
Nonparticipant-directed		
Common stock	460,298	1,255,867
	$ 1,265,880	$ 7,899,267

	2012	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Participant-directed		
Mutual funds	$ 208,665	$ 5,627,387
Common collective funds	302,181	-
Common stock	10,547	79,984
Nonparticipant-directed		
Common stock	265,475	691,711
	$ 786,868	$ 6,399,082

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2013	2012
Touchstone Sands Capital Institutional Growth Fund	$ 476,665	$ -
PIMCO Fundamental IndexPLUS AT Instl Fund	763,398	612,240
Vanguard Group Target 2015	563,550	718,187
Vanguard Group Target 2030	596,429	495,376
Ameriana Bancorp common stock	1,410,210	771,695
Delaware Mgmt Co Corporate Bond Instl Fund	-	787,810

Interest, dividends and capital gains realized on the Plan's investments for the years ended 2013 and 2012 were $272,180 and $187,650, respectively.

Note 4: Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

		2013	
	Nonparticipant-Directed	Participant-Directed Funds	Total
Additions			
Investment income			
Net appreciation in fair value of investments	$ 460,298	$ 805,582	$ 1,265,880
Interest, dividends and capital gains	3,631	281,211	284,842
Participant contributions	-	413,990	413,990
Employer contributions	236,468	-	236,468
Rollovers	-	97,450	97,450
Other	-	5,255	5,255
Transfer	-	34,061	34,061
Total additions	700,397	1,637,549	2,337,946
Deductions			
Benefits paid to participants	95,053	578,704	673,757
Administrative expenses	6,127	30,361	36,488
Transfer	34,061	-	34,061
Total deductions	135,241	609,065	744,306
Net Increase	565,156	1,028,484	1,593,640
Net Assets Available for Benefits, Beginning of Year	690,711	5,980,151	6,670,862
Net Assets Available for Benefits, End of Year	$ 1,255,867	$ 7,008,635	$ 8,264,502

	2012		
	Nonparticipant-Directed	Participant-Directed Funds	Total
Additions			
Investment income			
Net appreciation in fair value of investments	$ 265,475	$ 521,393	$ 786,868
Interest and dividends	1,898	196,485	198,383
Participant contributions	-	434,870	434,870
Employer contributions	238,966	-	238,966
Transfer	38,897	-	38,897
Total additions	545,236	1,152,748	1,697,984
Deductions			
Benefits paid to participants	13,076	1,104,102	1,117,178
Administrative expenses	1,450	9,071	10,521
Transfer	-	38,897	38,897
Total deductions	14,526	1,152,070	1,166,596
Net Increase	530,710	678	531,388
Net Assets Available for Benefits, Beginning of Year	160,001	5,979,473	6,139,474
Net Assets Available for Benefits, End of Year	$ 690,711	$ 5,980,151	$ 6,670,862

Note 5: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee. The Plan paid $36,488 and $10,521 of recordkeeping fees to Principal Trust Company during the years ended December 31, 2013 and 2012. The Company provides certain administrative services at no cost to the Plan.

Note 6: Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include the reporting of accrued interest and dividends receivable. Accrued interest and dividends are included in the balance of individual mutual fund investments and participant loans on Form 5500 while being excluded from the balance of individual mutual funds and participant loans and reported on a separate line in the accompanying financial statements.

Note 7: Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

		2013 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 1,429,831	$ 1,429,831	$ -	$ -
Small/mid U.S. equity	645,161	645,161	-	-
International equity	465,664	465,664	-	-
Short-term fixed income	529,658	529,658	-	-
Fixed income	612,174	612,174	-	-
Balanced asset allocation	2,782,556	2,782,556	-	-
Other	24,013	24,013	-	-
Common stock	1,410,210	1,410,210	-	-
	$ 7,899,267	$ 7,899,267	$ -	$ -

Ameriana 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

	2012			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 1,053,499	$ 1,053,499	$ -	$ -
Small/mid U.S. equity	468,614	468,614	-	-
International equity	412,259	412,259	-	-
Short-term fixed income	320,952	320,952	-	-
Fixed income	829,704	829,704	-	-
Balanced asset allocation	2,539,930	2,539,930	-	-
Other	2,429	2,429	-	-
Common stock	771,695	771,695	-	-
	$ 6,399,082	$ 6,399,082	$ -	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2013. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and Company stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan currently holds no Level 2 or Level 3 securities.

Note 8: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9: Subsequent Events

Subsequent events have been evaluated through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued.

Supplemental Schedules

Supplemental Schedules

Ameriana 401(k) Plan

Employer Identification Number: 35-0377080 Plan Number: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)(b) Identity of Issuer	(c) Description of Investment	(d) Current Cost	(e) Current Value
Mutual Funds			
Delaware Management Company Corporate Bond Instl Fund	61,704 shares	$ 388,535	$ 359,737
MFS Emerging Markets Debt R4 Fund	5,143 shares	82,730	74,887
PIMCO Real Return Instl Fund	3,777 shares	42,694	41,433
PIMCO Foreign Bond (Unhedged) I Fund	1,723 shares	17,817	17,297
PIMCO Income P Fund	7,093 shares	87,286	86,954
Prudential Investments High Yield Z Fund	5,552 shares	31,792	31,866
Vanguard Group Short Term Federal Fund	20,346 shares	221,125	217,707
Lord Abbott & Company Short Duration Income I Fund	10,036 shares	45,873	45,662
Oppenheimer Funds Senior Floating Rate Y Fund	5,033 shares	42,127	42,324
PIMCO Short-Term Instl Fund	22,738 shares	223,890	223,965
Prudential Investments Global Real Real Estate Z Fund	734 shares	16,364	16,157
Harbor Mutual Funds - International Institutional Fund	1,945 shares	119,158	138,129
MFS International Value R4 Fund	188 shares	5,755	6,362
Oppenheimer Funds International Growth Y Fund	5,150 shares	158,919	196,507
Oppenheimer Funds Developing Markets Y Fund	2,889 shares	99,224	108,509
Goldman Sachs Small Cap Value Instl Fund	285 shares	14,469	16,044
Janus Triton I Fund	1,454 shares	31,191	34,626
Oppenheimer Funds Main Street Small Cap Y Fund	7,411 shares	180,338	238,724
*Principal Global Investors Midcap Institutional Fund	8,657 shares	141,007	177,382
Vanguard REIT Index Signal Fund	754 shares	18,726	18,435
Vanguard Midcap Value Index Investor Fund	1,146 shares	29,365	35,964
Wells Fargo Advantage Discovery Institutional Fund	3,518 shares	100,881	123,986
PIMCO Fundamental IndexPLUS AT Institutional Fund	112,100 shares	709,224	763,398
Yacktman Focused Fund	7,545 shares	168,152	189,768
Touchstone Sands Capital Institutional Growth Fund	21,337 shares	407,023	476,665
RS Global Natural Resources Y Fund	353 shares	13,308	12,637
PIMCO Commodity Real Return Strategy Instl Fund	2,072 shares	12,575	11,376
Vanguard Income Fund	10,646 shares	131,213	133,069
Vanguard Group Target 2015	38,155 shares	522,956	563,550
Vanguard Group Target 2025	18,145 shares	255,974	285,782
Vanguard Group Target 2035	10,126 shares	148,348	171,934
Vanguard Group Target 2045	7,923 shares	119,786	140,716
Vanguard Group Target 2010	10,764 shares	267,405	275,556
Vanguard Group Target 2020	11,638 shares	285,883	315,508
Vanguard Group Target 2055	376 shares	10,176	11,422
Vanguard Group Target 2050	1,948 shares	46,800	54,913
Vanguard Group Target 2040	8,251 shares	201,612	233,677
Vanguard Group Target 2030	21,578 shares	516,843	596,429
		5,916,544	6,489,057
***Ameriana Bancorp common stock**		722,472	1,410,210
***Participant Loans**	4.25% - 8.25% with maturity dates from February 2014 to July 2028	363,530	363,530
		$ 7,002,546	$ 8,262,797

*Party-in-interest

Ameriana 401(k) Plan

Employer Identification Number: 35-0377080 Plan Number: 001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2013

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Issuer	Ameriana Bancorp common stock (includes participant-directed and nonparticipant-directed funds)					
	Purchases	$ 308,375		$ 308,375	$ 308,375	
	Sales		$ 184,688	105,481	184,688	$ 79,207

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/19/14

Ameriana 401(k) Plan

By: ______________________
Plan Administrator

Consent of Independent Registered Public Accounting Firm

BKD LLP
CPAs & Advisors

201 N. Illinois Street, Suite 700 // P.O. Box 44998 // Indianapolis, IN 46244-0998
317.383.4000 // fax 317.383.4200 // bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Ameriana Bancorp on Form S-8 (File Number 333-173278) of our report dated June 26, 2014, on our audits of the statements of net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012, which report is included in its December 31, 2013 Annual Report on Form 11-K.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
June 26, 2014

358435